Prospectus Supplement No. 5	Filed pursuant to Rules 424(b) and 424(c)
(To Prospectus Dated August 5, 2002)	Registration No. 333-88620

EDO CORPORATION

$137,800,000 Principal Amount of 5.25% Convertible Subordinated Notes Due 2007 and the Common Shares Issuable Upon Conversion of the Notes

            This prospectus supplement relates to the resale by the holders of 5.25% Convertible Subordinated Notes Due 2007 of EDO Corporation and the common shares, par value $1 per share, of EDO Corporation issuable upon the conversion of the notes.

            This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated August 5, 2002, including any amendments or supplements thereto. The terms of the notes are set forth in the prospectus.

            The information in the table appearing under the heading "Selling Securityholders" in the prospectus is amended by adding the information below with respect to persons not previously listed in the prospectus or in any amendments or supplements thereto, and by superceding the information with respect to persons previously listed in the prospectus or in any amendments or supplements thereto that are listed below (8):

Name	Principal Amount of Notes Beneficially Owned that May Be Sold	Percentage of Notes Outstanding	Number of Common Shares that May Be Sold (1)	Percentage of Common Shares Outstanding (2)

Pioneer High Yield Fund....	$17,000,000	12.3%	543,826	2.7%

UBS O'Connor LLC, f/b/o O'Connor Global Convertible Portfolio .............................	$500,000	*	15,995	*

*     Less than 1%.

(1)     Assumes conversion of all the holder's notes at a conversion price of $31.26 per share. However, this conversion rate will be subject to adjustment as described under "Description of Notes— Conversion." As a result, the amount of common shares issuable upon conversion of the notes may increase or decrease in the future.

(2)     Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 19,709,704 common shares outstanding as of February 27, 2003. In calculating this amount, we treated as outstanding that number of common shares issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.

(8)     Total principal amount of selling securityholders listed is more than $137,800,000 because certain of the selling securityholders may have transferred notes pursuant to Rule 144A or otherwise reduced their position prior to selling pursuant to this registration statement. The maximum principal amount of notes that may be sold under this prospectus will not exceed $137,800,000.

(9)     Pioneer High Yield Fund is the beneficial owner of $35,835,000 of our 5.25% Convertible Subordinated Notes due 2007 previously registered in addition to the notes being registered hereunder.

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The securities offered by the prospectus involve a high degree of risk. See "Risk Factors" beginning on page 6 of the prospectus.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Date of this Prospectus Supplement is June 12, 2003.